Exhibit 99.1

Global Mofy AI Limited Establishes U.S. Subsidiary Eaglepoint AI, Advancing Global AI Training and Data Engineering Capabilities

BEIJING, January 2, 2026 (GLOBE NEWSWIRE) — Global Mofy AI Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider engaged in virtual content production and the development of 3D digital assets for use in the broader digital content industry, today announced the strategic expansion of its global AI infrastructure through the establishment of Eaglepoint AI Inc. (“Eaglepoint AI”). The Company holds a 51% controlling interest in the new Delaware-based entity through its wholly-owned U.S. subsidiary, GMM Discovery LLC. This venture represents a high-level collaboration with an elite team of engineering and data professionals from the United States, Germany, and Ethiopia, featuring core members with extensive experience in data engineering and agent training at industry pioneers such as Google, Amazon, and OpenAI.

As a technology firm dedicated to high-quality data labeling, data governance, and AI model training support, Eaglepoint AI is positioned to provide the stable and scalable foundational services required by global machine learning teams and Large Language Model (LLM) developers. To facilitate these large-scale tasks, the Eaglepoint AI team has developed Aquila, a proprietary internal training and evaluation workflow tool that enables end-to-end management of the AI lifecycle. Aquila streamlines prompt engineering, test case construction, and automated execution while supporting batch testing and comparative analysis across multi-model environments. The tool is currently optimized for the automated validation of mainstream models including Claude, GPT, Google Gemini, and ByteDance Seed 1.6, significantly enhancing efficiency and consistency in cross-model training.

This strategic expansion enhances a cross-regional operating model in which U.S.-based data governance, security, and compliance frameworks define project standards and workflows, while engineering execution and data production are carried out by dedicated teams in East Africa. By leveraging Ethiopia’s emerging position as a leader in the "Global South" technological landscape—bolstered by the Ethiopian Artificial Intelligence Institute and the "Digital Ethiopia 2025" initiative—Eaglepoint AI taps into a robust pipeline of tech talent. This move aligns with GSMA (Global System for Mobile Communications Association) projections that AI will contribute approximately $2.9 trillion to Africa’s economic growth by 2030, allowing Global Mofy to build a sustainable and cost-effective data supply chain that serves the evolving needs of the global AI ecosystem.

Mr. Haogang Yang, Chairman and CEO of Global Mofy, emphasized that,“The formation of Eaglepoint AI Inc. represents a pivotal upgrade to the Company’s global infrastructure, noting that the competition for enterprise-level AI is shifting from raw compute power toward the quality and governance of data systems. By bridging U.S. market standards with East African engineering execution, the Company is establishing a complete link between foundational data and model experimentation. This integrated approach is designed to transform data from a raw resource into a scalable productive force, providing certain and sustainable value to global clients as they navigate the complexities of the digital economy.”

About Global Mofy AI Limited

Global Mofy AI Limited (Nasdaq: GMM) is a generative AI-driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy is one of the leading digital asset banks in China, which consists of more than 100,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.ai or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy AI Ltd.
Investor Relations Department
ir@mof-vfx.com